Intesa Sanpaolo IMI Securities Corp.

Statement of Financial Condition

December 31, 2020

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37444

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
_____ MM/DD/YY _____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intesa Sanpaolo IMI Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 William Street 9th Floor
_____
(No. and Street)

New York   New York   10004
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent DiBella   212-326-1118
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
_____
(Name – *if individual, state last, first, middle name*)

485 Lexington Ave   New York   New York   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Vincent DiBella_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Intesa Sanpaolo Securities Corp._____, as

of December 31_____, 20_20___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

| Marina Belcic
Notary Public, State of New York
Registration #01BE6043024
Qualified In Nassau County
My Commission Expires June 5, 20_22_ | _____~~~~~~~~~~_____
Signature

Chief Financial Officer_____
Title |

Marina Belcic
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder of Intesa Sanpaolo IMI Securities Corp.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Intesa Sanpaolo IMI Securities Corp. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Intesa Sanpaolo IMI Securities Corp.'s auditor since 2018.

New York, New York
February 26, 2021

Intesa Sanpaolo IMI Securities Corp.

Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$ 422,768
Cash Segregated Under Federal and Other Regulations	2,000,000
Financial Instruments Owned, at fair value	110,362,363
Receivables From Brokers, Dealers and Clearing Organizations	7,831,585
Receivable From Affiliates	25,782,702
Receivable From Affiliated Customer	183,978
Receivable From Non-Affiliated Customers	11,708,895
ROU Operating Lease Asset	1,493,369
Fixed Assets, at cost (net of accumulated depreciation and amortization of $1,504,202)	331,876
Deferred Taxes	410,512
Taxes Receivable	894,290
Other Assets	1,365,408
Total assets	**$ 162,787,746**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payables to Brokers, Dealers and Clearing Organizations	992,460
Payables to Affiliated Customer	10,585,412
Interest and Dividends Payable	194,423
Operating Lease Liability	1,493,369
Accounts Payable and Accrued Expenses	2,884,342
Total liabilities	**16,150,006**
Leases (Note 8)	
Stockholder's Equity:	
Common stock (66,500 shares authorized; 44,500 shares issued and outstanding, no par value)	44,500,000
Additional paid-in capital	102,000,000
Retained Earnings	137,740
Total stockholder's equity	**146,637,740**
Total liabilities and stockholder's equity	**$ 162,787,746**

See Notes to Statement of Financial Condition

Intesa Sanpaolo IMI Securities Corp.
Notes to Statement of Financial Condition
_____

Note 1.   Description of Organization

Intesa Sanpaolo IMI Securities Corp. (the "Company"), formerly known as Banca IMI Securities Corp., changed its name on July 20, 2020. This is the result of the completion of the merger of Banca IMI S.p.A. into its parent company, Intesa Sanpaolo S.p.A. (the "Group")

The Company is registered as a broker dealer in securities under the Securities Exchange Act of 1934. The Company is regulated by the Securities and Exchange Commission (the "SEC"), and the Financial Industry Regulatory Authority, Inc. (FINRA"). The Company is a member of the New York Stock Exchange (the "NYSE") and other regional exchanges. The Company is also registered as an international dealer with the Ontario Securities Commission (the "OSC").

The Company is a wholly owned subsidiary of IMI Capital Markets USA Corporation (IMI U.S.), which is wholly owned by IMI Investments S.A., a wholly owned subsidiary of the "Group".

As part of the Group's investment banking business, the Company serves as an agent of the Group in effecting equity and fixed income products on behalf of the group. Conversely the Company acts as agent for U.S. institutional investors, effecting trades in European equity securities. The Company also provides chaperoning services on behalf of the group for related US underwriting transactions.

Such activities are settled by the Company through domestic and foreign clearing organizations as well as foreign affiliates with the underlying transactions conducted only on either a delivery versus payment or receipt versus payment basis.

Note 2.   Significant Accounting Policies

Basis of Presentation: The financial statements include the accounts of Intesa Sanpaolo IMI Securities Corp., and are presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions: Customer securities transactions are recorded on the settlement date, which is generally three business days after the trade date. Receivables from and payables to customers include amounts related to securities transactions. The value of securities owned by customers collateralizing their balances due to the Company is not reflected in the accompanying statement of financial condition.

Cash and Cash Equivalents: The Company considers all highly liquid investments, with original maturities of three months or less at the date of acquisition that are not held for sale in the ordinary course of business, to be cash equivalents.

Cash Segregated Under Federal and Other Regulations: The Company segregates cash in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Intesa Sanpaolo IMI Securities Corp.
Notes to Statement of Financial Condition
_____

Note 2.   Significant Accounting Policies (continued)

<u>Financial Instruments Owned</u>: Proprietary securities transactions and the related revenues and expenses are recorded on a trade-date basis. Financial instruments owned are stated at fair value with related changes in unrealized appreciation or depreciation reflected in principal transactions revenues. Fair value is generally based on published market prices or other relevant factors including dealer price quotations.

<u>Fixed Assets</u>: Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Straight-line depreciation of furniture and equipment is determined using estimated useful lives of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Management reviews furniture, equipment and leasehold improvements whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable.

<u>Fair Value of Financial Instruments</u>: Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value. Assets that are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including customer receivables and certain other receivables. Similarly, the Company's short-term liabilities, such as customer and noncustomer payables and certain other payables, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight and, accordingly, their fair values are not materially affected by changes in interest rates.

<u>Income Taxes</u>: The Company is included in the consolidated federal, state and local income tax returns of IMI U.S. Income taxes have been determined on a separate company basis.

Financial Accounting Standards Board (the "FASB") ASC 740, _Income Taxes_, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company did not have any unrecognized tax benefits as of December 31, 2020, and do not expect any in the next twelve months.

Income taxes are provided under the provisions of ASC 740, which requires the Company to use the asset and liability method. This method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

<u>New Accounting Pronouncements</u>

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of this new standard is to provide financial statement users with more decision-useful information about the expected credit losses on financial assets and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 applies to all entities and is effective for fiscal years beginning after December 15, 2019 for "public entities," including non-public registered broker-dealers, with early adoption permitted.

Intesa Sanpaolo IMI Securities Corp.
Notes to Statement of Financial Condition
_____

Note 2. Significant Accounting Policies (continued)

On January 1, 2020, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Receivables from and payables to broker-dealers and Clearing Organizations: The Company's receivables from broker-dealers and clearing organizations include amounts receivable from settled trades accrued interest receivables and cash deposits. Payables to broker-dealers primarily consist of securities failed to receive. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time.

Receivables from Affiliates, Affiliated Customers, and Non-Affiliated Customers: The Company's receivables from affiliates primarily consist of commissions and fees earned from revenue transactions. The Company's receivables from affiliated customers and non-affiliated customers primarily consists of RVP/DVP fails.

Substantially all of these receivables are accounted for at amortized cost net of estimated uncollectible amounts, which generally approximates fair value. The Company estimates an allowance for credit losses on receivables by considering credit quality indicators of affiliates and customers and evaluating collectability of receivables balances. Currently, the Company does not have an allowance for credit losses on its receivables.

The Company has assessed the impact the update has on its financial statements and has determined the update to have no material impact on the Company's accounting for estimated credit losses.

Note 3. Fair Value Measurement

The Company has adopted the FASB Accounting Standards Codification ("ASC") Topic 820, _Fair Value Measurements and Disclosures_. ASC 820 defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Note 3.   Fair Value Measurement (continued)

> Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date.

> Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability.

> Level 3: Prices, inputs or exotic modeling techniques that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

A description of the valuation techniques applied to the Company's major categories of financial instruments owned, measured at fair value are as follows -

U.S. Government securities - U.S. Government securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotations. U.S. Government securities are categorized in level 1 or level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities.

Money market fund – Money market funds consists of money market mutual funds. Cash deposits are made by the Company to the fund which invests at least 99.5% of its total assets in cash, U.S. Treasury bills, notes and other obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, and repurchase agreements secured by such obligations or cash. The money market fund is classified as Level 1 assets in the fair value hierarchy. The fund seeks to preserve the value of $1 per share. The Company has not experienced any losses in such account.

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement. The table that follows sets forth information about the level within the fair value hierarchy at which the Company's investments were measured at December 31, 2020.

	Level 1	Level 2	Level 3	Total
Investments in Securities:				
U.S. Treasury Securities	$ 82,562,363	-	-	$ 82,562,363
Money Market Fund	$ 27,800,000	-	-	$ 27,800,000
	$ 110,362,363	-	-	$ 110,362,363

The Company assesses the levels of the investments at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers between levels during the year ended December 31, 2020.

At December 31, 2020, there were no financial instruments owned that were pledged to counterparties.

Intesa Sanpaolo IMI Securities Corp.
Notes to Statement of Financial Condition

Note 4.   Common Stock

The authorized common stock of the Company is comprised of 66,500 shares, of which 44,500 are issued and outstanding at December 31, 2020. All of the Company's stock is owned by IMI U.S. The common stock has no par or stated value and is carried at its original issue price of $1,000 per share. Additional paid-in capital represents capital contributions made by IMI U.S. to the Company subsequent to the original stock issuance.

Note 5.   Related Parties

The Company has extensive transactions with affiliates of the Group. These activities include executing and clearing securities transactions and providing operational support for foreign affiliates in their securities dealings in the United States. Summarized below are the Company's affiliate balances as of December 31, 2020:

Assets:	
Receivables from brokers, dealers and clearing organizations	445,090
Receivable from affiliates	25,782,702
Receivable from affiliated customer	183,978
ROU Operating Lease Asset	1,432,888
Total assets	**$ 27,844,658**
Liabilities:	
Payable to affiliated Customer	10,585,412
Operating Lease Liability	1,432,888
Total liabilities	**$ 12,018,300**

The Company has a $200 million uncommitted unsecured line of credit for short term borrowings with a maturity of up to 1 year. The Company has another 20 million euro line of credit from the Group to cover delivery risk related to securities transactions. These lines of credit are used to finance activities involving settlement of securities transactions. These lines of credit are payable on demand and bear interest at rates that vary and are determined at the time of the borrowing. The Company did not have any outstanding borrowings under the lines of credit at December 31, 2020.

Intesa Sanpaolo IMI Securities Corp.
Notes to Statement of Financial Condition

Note 6.   Concentrations of Credit Risk

The Company's clearance activities for customers and noncustomers, including affiliates (collectively, "customers"), involve the execution, settlement and financing of customers' securities transactions. Customers' securities activities are transacted on a delivery versus payment or receipt versus payment basis. These transactions may expose the Company to loss in the event that customers are unable to fulfill their contractual obligations.

In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customers' obligations.

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

Note 7.   Fixed Assets

A summary of fixed assets for the year ended December 31, 2020 is as follows:

Equipment	$	912,047
Leasehold improvements		562,243
Furniture and fixtures		361,788
		1,836,078
Less accumulated depreciation and amortization		(1,504,202)
Fixed assets, net	$	331,876

Note 8.   Leases

Lessee Arrangements

The Company enters into leases in the normal course of business primarily for office space, real estate and equipment. The Company's leases have remaining terms ranging from 3 to 4 years. The Company's leases do not include residual value guarantees or covenants.

Leases are classified as operating leases at the lease commencement date. Lease expense is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

Intesa Sanpaolo IMI Securities Corp.
Notes to Statement of Financial Condition
_____

Note 8.   Leases (continued)

The Company uses an incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on the prime rate, adjusted for the lease term and other factors. The Company's rate used was 5% for all current leases. The Company's weighted average life of its leases is approximately 2.5 years. There are no provisions for extensions.

The Company has obligations under noncancelable operating leases for space with various expiration dates. The Company leases its office space from an affiliate under a sublease agreement. The terms of the Company's principal office space sublease at the 1 William Street, New York City location provide for certain escalation clauses relating to taxes and operating expense payments. The future aggregate minimum lease commitment for space is listed below:

Year ending December 31,	
2021	$ 632,995
2022	608,245
2023	405,497
2024	-
2025	-
Thereafter	-
Total undiscounted lease payments	$ 1,646,737
Less: inputed interest	(153,368)
Net lease liabilities	$ 1,493,369

Annual commitments under other leases aggregate $19,402 in 2021, $13,474 in 2022, and $539 in 2023.

Note 9.   Indemnifications

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

Note 10.   Net Capital Requirements

The Company is subject to the SECs Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. Advances to affiliates, repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Intesa Sanpaolo IMI Securities Corp.
Notes to Statement of Financial Condition
_____

Note 8.   Net Capital Requirements   (continued)

At December 31, 2020, the Company had net capital of $116,348,544, which was $115,348,544 in excess of the required net capital of $1,000,000. The Company had a Net Capital to Aggregate Debit Items Percentage of 987.42%

Under the clearing arrangement with a clearing broker, the Company is required to maintain certain minimum levels of net capital and to comply with other financial ratio requirements. At December 31, 2020, the Company was in compliance with all such requirements.

Note 11.   Employee Benefits

All employees of the Company are eligible to contribute to a 401(k) plan upon hire date. The Company will make a 100% matching contribution on the first 5% of base compensation deposited by the employee as an elective contribution. Amounts deferred over 5% are not matched by the Company. Vesting in Company contributions occurs over a five-year period.

The Company has a profit-sharing plan for all employees who have been employed with the Company as of each fiscal year-end. The board of directors of the Company sets the profit-sharing percentage for the plan annually. All contributions vest over a four-year period commencing with the second year of employment with the Company. The expense relating to the profit-sharing plan is recognized each year as the plan is funded by the Company.

Note 12.   Income Taxes

The Company is included in the consolidated federal income tax return filed by IMI U.S. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company is included in a combined state income tax return with IMI U.S. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

Items that result in a net deferred tax asset at December 31, 2020 were as follows:

Credits		
Accrued Expenses	$	455,823
Fixed Assets		(45,311)
Net deferred tax asset	$	410,512

At December 31, 2020, the Company had federal and state income tax returns for the 2015, 2016, 2017, 2018 and 2019 tax years open and subject to examination.

_____

Note 13.   Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of financial condition. The risk of loss on unsettled transactions relates to customers' and other counterparties' inability to fulfill their contracted obligations.

A novel strain of coronavirus surfaced in Wuhan China in December 2019 and has spread around the world with resulting business and social disruption. The virus was declared a public Health Emergency of International Concern by the World Health Organization on January 30, 2020 and on March 11, 2020 was declared a pandemic. The operations and business results of the Company could be materially adversely affected. Significant estimates may be materially adversely impacted by local, state and national restrictions and events designed to contain the coronavirus. The magnitude of the impact is likely dependent on the length and severity of the disruption. As of the date of this statement of financial condition, the Company's operating results were not materially adversely affected.